ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 27, 2013		Lindsey Coffey T +1 212 596 9821 F +1 646 728 2573 lindsey.coffey@ropesgray.com

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Vincent DiStefano, Esq.

Re:	Westchester Capital Funds (the “Trust” or “Registrant”)
Responses to Comments on Pre-Effective Amendment No. 2 File Nos. 333-187583 and 811-22818

Dear Mr. DiStefano:

On November 22, 2013, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Lindsey Coffey of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 2”) relating to WCM Alternatives: Event-Driven Fund (the “Fund”). The following sets forth the Registrant’s responses to the Staff’s comments. These responses will be reflected, to the extent applicable, in a Pre-Effective Amendment to the Registrant’s Registration Statement (the “Amendment”).  Capitalized terms not defined herein shall have the same meanings ascribed to them in the Amendment No. 2.

PROSPECTUS

Appendix A

1.
Comment: Please add to Appendix A the following disclosure from the Fund’s response to the Staff’s comment no. 35 to Pre-Effective Amendment No. 1: “[T]he proposed portfolio managers for the Fund are the same (and only) portfolio managers who have been primarily responsible for the day-to-day management of the Dunham Monthly Distribution Fund (the “Dunham Fund”) for the period shown…[T]he Fund’s investment objective and investment strategies are expected to be substantially similar to those of the Dunham Fund.”

ROPES & GRAY LLP	- 2 -	November 27, 2013

Response: The requested changes have been made.

1.	Comment: In the heading “AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIODS ENDED OCTOBER 31, 2013 (except as otherwise indicated),” please clarify that the returns are those of the Dunham Fund.

Response: The requested change has been made.

2.
Comment: With respect to the sentence, “[t]he performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions,” please disclose that performance figures also reflect sales loads, if applicable.

Response: The referenced language has been clarified as follows:

“The performance figures shown above for DNMDX are net of all fees and expenses applicable to investments in DNMDX. Neither the shares of DNMDX, nor the Institutional or the Investor Class shares of the Fund, are subject to front-end or deferred sales charges.”

3.	Comment: Please update the anticipated operating expenses of the Fund’s Institutional Class shares and Investor Class shares to match the Annual Fund Operating Expenses table in the prospectus.

Response: The referenced language has been clarified as follows:

“As of the latest prospectus dated November 1, 2013, the total operating expenses of DNMDX before fee waivers were 2.76% and net of applicable fee waivers were 2.58%.  The Fund’s anticipated total operating expenses for its Institutional Class shares and Investor Class shares before fee waivers are expected to be 2.51% and 2.76%, respectively, and after applicable fee waivers are expected to be 1.98% and 2.23%, respectively.  DNMDX’s fee waiver is expected to remain in effect until at least December 31, 2014, and the fee waiver and expense reimbursements applicable to the Fund’s Institutional Class shares and Investor Class shares are expected to remain in effect for at least one year from the effective date of the Fund’s registration statement.”

ROPES & GRAY LLP	- 3 -	November 27, 2013

STATEMENT OF ADDITIONAL INFORMATION

1.
Comment: Please describe to us, and disclose in the Statement of Additional Information (“SAI”), the Fund’s cover and asset segregation policies for each type of derivative investment the Fund will make in executing its principal investment strategies.

Response: The Fund has added the following disclosure to the SAI:

“Segregation and Cover Issues

The 1940 Act limits in certain respects the Fund’s ability to issue senior securities.  The following discussion describes certain measures, including covering certain derivative positions or setting aside or earmarking (“segregating”) liquid assets in respect of derivative positions, the Fund may take to limit the potential that the Staff of the SEC determines the instruments described constitute senior securities issued by the Fund.   Although such measures may limit the likelihood that the Fund will not have assets available to satisfy its obligations with respect to the positions discussed, and may have the effect of limiting the Fund’s ability to use leverage, such measures do not limit the Fund’s exposure to loss.

The Fund may (but is not required to) “cover” its obligations when it writes call options or put options. In the case of a call option on a debt obligation or other security, the option is covered if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by the Adviser in such amount are segregated) upon conversion or exchange of other securities held by the Fund. A call option on a security is also “covered” if the Fund does not hold the underlying security or have the right to acquire it, but the Fund segregates assets determined to be liquid by the Adviser in an amount equal to the contract value of the position (minus any collateral deposited with a broker-dealer), on a mark-to-market basis (a so-called “naked” call option).

For a call option on an index, the option is covered if the Fund maintains with its custodian liquid assets in an amount equal to the contract value of the option. A call option is also covered if the Fund holds a call on the same index or security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in segregated liquid assets. A put option on a security or an index is covered if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets. Obligations under written call and put options so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restrictions concerning senior securities and borrowings.

ROPES & GRAY LLP	- 4 -	November 27, 2013

difference is maintained by the Fund in segregated liquid assets. A put option on a security or an index is covered if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security or index as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated liquid assets. Obligations under written call and put options so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restrictions concerning senior securities and borrowings.

When purchasing or selling a futures contract, the Fund may “cover” its position by maintaining with its custodian (and mark-to-market on a daily basis) assets determined to be liquid by the Adviser in amounts described below. Alternatively, when purchasing a futures contract, the Fund may “cover” its position by purchasing a put option on the same futures contract with a strike price as high as or higher than the price of the contract held by the Fund.

When selling a futures contract, the Fund may also “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or by holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the difference is maintained in liquid assets with the Fund’s custodian).

When selling a call option on a futures contract, the Fund will maintain with its custodian (and mark-to-market on a daily basis) liquid assets that, when added to the amounts deposited with a futures commission merchant as margin, equal the total market value of the futures contract underlying the call option. Alternatively, the Fund may cover its position by entering into a long position in the same futures contract at a price no higher than the strike price of the call option, by owning the instruments underlying the futures contract, or by holding a separate call option permitting the Fund to purchase the same futures contract at a price not higher than the strike price of the call option sold by the Fund, or by taking other offsetting positions.

When selling a put option on a futures contract, the Fund will maintain with its custodian (and mark to market on a daily basis) liquid assets that

ROPES & GRAY LLP	- 5 -	November 27, 2013

equal the purchase price of the futures contract, less any margin on deposit. Alternatively, the Fund may cover the position either by entering into a short position in the same futures contract, or by owning a separate put option permitting it to sell the same futures contract so long as the strike price of the purchased put option is the same as or higher than the strike price of the put option sold by the Fund, or by taking other offsetting positions.

To the extent the Fund engages in short sales, it will provide collateral to the broker-dealer and (except in the case of short sales “against the box”) may maintain additional asset coverage in the form of segregated liquid assets (together with collateral provided to the broker-dealer) equal to the current market value of the securities sold short, or may ensure that such positions are covered by “offsetting” positions, until the Fund replaces the borrowed security.  A short sale is “against the box” to the extent that the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

In connection with credit default swaps in which the Fund is the buyer or the seller, if the Fund covers its position through asset segregation, the Fund will segregate cash or liquid assets with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis (when the Fund is the buyer), or the full notional amount of the swap (minus any amounts owed to the Fund) (when the Fund is the seller).  With respect to other swap contracts, if the Fund covers its position through asset segregation, the Fund will segregate liquid assets equal to the net amount of the excess, if any, of the Fund’s obligations over its entitlements.

With respect to reverse repurchase agreements, if the Fund covers its position through asset segregation, the Fund will segregate liquid assets equal (on a daily mark-to-market basis) to its obligations under the reverse repurchase agreements.”

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and

ROPES & GRAY LLP	- 6 -	November 27 2013

(iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9821.

Sincerely,

/s/ Lindsey Coffey

Lindsey Coffey, Esq.

cc:	Bruce Rubin Jeremy Smith, Esq.